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                                      1998



                               Nutraceutix, Inc.



                                 ANNUAL REPORT



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                              [COMPANY LETTERHEAD]


                               SHAREHOLDER LETTER


In 1998 my top priority as President of Nutraceutix, Inc. was to continue to build a company with core strengths in proprietary technology and manufacturing. Much has been accomplished, setting the stage for 1999 where we can aggressively use our strengths for the manufacture of value-added health supplements for leading brands in the health supplement industry. It is my belief that continued development of our technology and manufacturing capabilities is our surest path to building long term shareholder value.

With a forty seven percent increase in revenues, a profit and a healthy improvement in our balance sheet, the Company executed a disciplined five-part strategy in 1998, which focused on:

1.      Acquisition and development of proprietary technologies.

2.      Development of manufacturing capabilities.

3.      Establishment of strategic alliances.

4.      Filing of the Form 10-SB registration.

5.      Improved Balance Sheet.

The Company's technology development efforts focused on the identification of appropriate drug delivery technologies which could be applicable to a wide range of health supplements. It is my belief that the ability to transform existing health supplements through the application of new delivery systems is a key opportunity for the Company. All things being equal, remodeling an existing product means an enhanced product with shortened development time.

For branded health supplement companies (our customers), remodeling of existing products can translate into competitive advantage through product differentiation on crowded retail shelves. For Nutraceutix, it would mean a continual pipeline of new products. Most importantly for the consumer, it can mean enhanced product performance and ultimately better health. Our search for new delivery technologies led us to Temple University. We were able to obtain an exclusive worldwide license for certain technologies for the manufacture of controlled delivery tablets and capsules. What is unique about this technology is the ability to individually program the release of each ingredient included in a single capsule or tablet. The Company trademarked the technology, CDT(TM) Controlled Delivery Technology.


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At Temple University, not only did we gain valuable technology, but a very positive research relationship. Together we developed a number of CDT applications, and jointly developed MDT(TM) Molecular Dispersion Technology to increase the bioavailability of certain insoluble health supplements. Products incorporating CDT and MDT technologies are expected to be shipped in April 1999.

As the year developed, the Company's tableting expertise began to produce more proprietary results with improvement of the Company's LIVEBAC(R) Probiotic Caplets and the development of PURETAB Organic Tableting technologies.

The Company primarily profits from its technology through the manufacture of value-added products. In 1998, the Company expanded its manufacturing capabilities and is today prepared to accommodate anticipated demand for CDT related products.

Nutraceutix is in the lead in quality improvement which has proven to be a tremendous asset in securing relationships with industry leaders. Our staff deserves credit for maintaining a constant level of quality manufacturing while building new capabilities and programs.

Building strategic alliances has been one of Nutraceutix' operating principles since its inception. We began 1998 with essentially two strategic alliances:
Weider Nutrition International (retail) and Rexall Showcase (multi-level) which focused on the marketing of our proprietary compound, Calcium D-GLCUARATE(TM). In September of 1998, our exclusive marketing retail relationship with Weider Nutrition ended, and the Company signed sub-licensing agreements for Glucarate with five additional retail health supplement companies. The Company believes a broad customer base will generate more awareness for Glucarate. A broader approach also adds to the Company's stability and the potential of all its technologies. Partnering works best when both partners hold similar values. The Company's alliance with MET-Rx USA, Inc., for the marketing of sports and fitness supplements incorporating CDT and MDT technologies, is an example of good partnering. MET-Rx holds a similar commitment to science which is expected to result in some of the most technologically advanced sports supplement products on the market.

In 1998, we successfully transitioned into full SEC reporting status through the filing of the Company's first Form 10-SB. This was an expensive exercise. Despite the costs, the step is considered a prerequisite of building future shareholder value and securing the capital necessary for continued growth. Along these lines, the Company also dramatically improved its balance sheet. I would encourage shareholders to review the comparison of the 1997 to the 1998 balance sheet. This improvement was, in part, a result of a deliberate plan to expand while maintaining the Company's animal products and fermentation business. The management of such a complex strategy with limited resources can be a daunting task at times. I would like to thank my partners in this task, including all our managers, for their extraordinary effort toward successfully executing this plan.


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With the acquisition of key technologies, added manufacturing capabilities, and establishment of new strategic relationships, 1998 marked an important step in our transition to a fully integrated technology Company.


In 1999, the Company will focus on a very aggressive five-point strategy:

1. Application of CDT Controlled Delivery Technologies in the sports and general supplement market.

2.      Establishments of strategic alliances in the health supplement industry.

3.      Maintaining disciplined and cost effective growth.

4.      Enhancing the senior management team.

5.      Continued technology acquisition and development.

This is a challenging list. I believe it can be accomplished, primarily as a result of what we accomplished in 1998. The demand for proprietary technology is expected to increase as competitiveness between retail brands grows. Our delivery technologies represent a powerful method for major brands to address competitiveness.

We continue to believe that if we focus on building the value of the Company through the continued establishment of strong alliances and technological leadership, the Company will be in a position to attract management talent, customers and investors.

I want to thank my customers, fellow shareholders, employees and Board of Directors for your continued vision and support for "what we may yet accomplish." Even though our strategies may evolve, our commitment to the public's health and our commitment to our shareholders will be a constant today and into the next millennium.

                                            Sincerely,


                                            /s/ William D. St. John
                                            William D. St. John
                                            President and Chairman of the Board